UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated April 29, 2026, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

2.	English translation of List of Members of the Audit Committee, External Auditors and Audit Committee submitted to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

Item 1

FREE TRANSLATION Buenos Aires, April 29, 2026 Comisión Nacional de Valores

Summary of the Resolutions adopted by the Ordinary and Extraordinary

General Shareholders’ Meeting and Class “A” and Class “D” shares Special Shareholders’ Meetings held on April 29, 2026

The Shareholders’ Meeting was held with shareholders participating in person.

The following resolutions were adopted by the Shareholders when considering each item on the Shareholders´ Meeting Agenda.

1) Appointment of two shareholders to sign the Minutes of the Meeting.

The representative of shareholder Cablevisión Holding S.A. and the representative of shareholder Fintech Telecom LLC were appointed to sign the Minutes of the Meeting.

2) Consideration of the documentation required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (“CNV”) Rules, and the Bolsas y Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the U.S. Securities and Exchange Commission’s rules and regulations, for the Company’s thirty-seventh Fiscal Year, ended December 31, 2025 (“Fiscal Year 2025”).

All of the documentation submitted for the consideration of the Shareholders was approved without any changes, as approved by the Board of Directors, the Supervisory Committee and the Audit Committee, and reported to the controlling authorities.

3) Consideration of Retained Earnings as of December 31, 2025, which report a negative balance of AR$123,939,460,761. Proposal to: (i) Absorb the amount of AR$123,939,460,761 from the “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level.” (ii) It is also proposed regarding the amount of AR$115,492,131,831 to be reclassified from the account “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level” (thus reaching the amount of AR$1,296,502,587,476) and to be charged against the “Contributed Surplus” account, which consequently, after such allocation, will have a balance of AR$3,158,292,313,841. (iii) Submit for the consideration of the Shareholders’ Meeting the delegation of powers to the Board of Directors in order to totally or partially withdraw the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency” and to distribute, in one or more distributions, dividends in cash or in kind or any combination of both options.

The Shareholders approved the proposal of the Board of Directors adjusted to March 31, 2026, using the National Consumer Price Index published on April 14, 2026, in accordance with the provisions of CNV Resolution No. 777/2018, regarding Retained Earnings as of December 31, 2025, which reported a negative balance of AR$135,642,104,918:

1) Absorb the amount of AR$135,642,104,918 from the “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level.”

2) Regarding the amount of AR$126,397,129,903 that it be reclassified from the account “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level” (thus reaching the amount of AR$1,418,921,263,469) and to be charged against the “Contributed Surplus” account, which consequently, after such allocation, will have a balance of AR$3,456,505,446,359; and

3) It was also approved to grant the Board of Directors the authority to totally or partially withdraw the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” before December 31, 2026, and distribute, in one or more distributions, dividends in cash or in kind or any combination of both options, for up to the maximum amount of US$300 million.

4) Consideration of the performance of Members of the Board of Directors and Members of the Supervisory Committee who have served during Fiscal Year 2025.

The performance of all of the Members of the Board of Directors and Members of the Supervisory Committee who served during Fiscal Year 2025 until the date of this Shareholders’ Meeting was approved.

5) Consideration of the compensation for the Members of the Board of Directors (allocated amount: AR$6,822,234,989) for the fiscal year ended December 31, 2025, which reported a computable loss according to the terms of the CNV Rules.

For those Directors that served from January 1, 2025, through December 31, 2025, a total compensation of AR$6,822,234,989 was approved, to be distributed in the manner to be agreed by the Board of Directors among the directors who qualify as independent directors or who perform technical-administrative duties or perform special assignments, taking into consideration the advance payments that they received.

6) Authorize the Board of Directors to pay advances on fees to those Directors who during fiscal year to end December 31, 2026 (“Fiscal Year 2026”) serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).

The Board of Directors was authorized to pay advances on fees to those Directors of Telecom Argentina who during Fiscal Year 2026 serve as independent directors or perform technical-administrative tasks or perform special assignments, within the guidelines established by the General Corporations Law and contingent upon the resolutions of the Shareholders’ Meeting.

7) Consideration of the compensation to Members of the Supervisory Committee corresponding to the fiscal year ended December 31, 2025. Proposal to pay the total amount of AR$470,003,765.

A total compensation of AR$470,003,765 for the Members of the Supervisory Committee of Telecom Argentina was approved for their services provided from January 1, 2025 to December 31, 2025, taking into consideration the advance payments that they received. This total amount shall be equally distributed among the five regular Members, as determined by the Supervisory Committee, after allocating the corresponding amount to the member that represents the Supervisory Committee at the Executive Committee.

8) Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee who serve during Fiscal Year 2026 (contingent upon what the Shareholders’ Meeting resolves).

The Board of Directors was authorized to pay advances on fees to the Members of the Supervisory Committee who will serve during Fiscal Year 2026, contingent upon what the Shareholders’ Meeting resolves.

9) Elect five (5) regular Members of the Supervisory Committee to serve during Fiscal Year 2026.

The following persons were appointed as regular Members of the Supervisory Committee: Pablo Andrés Buey Fernández, Pablo Gabriel San Martín, Alejandro Héctor Massa, María Ximena Digón and Saturnino Jorge Funes.

Ms. María Ximena Digón, Mr. Pablo Andrés Buey Fernández and Mr. Saturnino Jorge Funes are lawyers, and Mr. Pablo Gabriel San Martín and Mr. Alejandro Héctor Massa are certified public accountants. They all qualify as “Independent” members in accordance with the standard set forth by the CNV´s Rules.

Finally, it was informed that none of the proposed members of the Supervisory Committee, the law firms they are members of or other members of such law firms have ever been Independent Auditors of Telecom Argentina and shall not be proposed to serve in that capacity.

10) Determine the number of alternate Members of the Supervisory Committee to serve during Fiscal Year 2026 and elect them.

It was resolved to appoint five (5) alternate Members, and the following persons were elected: Javier Alegría, Rubén Suárez, Matías Alejandro Fredriks, María Belén Galindez and Joaquín Luis De Aduriz.

Mr. Javier Alegría will serve as alternate for Mr. Pablo Andrés Buey Fernández; Mr. Rubén Suárez will serve as alternate for Mr. Pablo Gabriel San Martín; Mr. Matías Alejandro Fredriks will serve as alternate for Mr. Alejandro Héctor Massa; and Ms. María Belén Galindez and Mr. Joaquín Luis De Aduriz will serve as alternates, interchangeably, for Ms. María Ximena Digón and Mr. Saturnino Jorge Funes.

Mr. Javier Alegría, Mr. Matías Alejandro Fredriks, Ms. María Belén Galindez and Mr. Joaquín Luis De Aduriz are lawyers, and Mr. Rubén Suárez is a certified public accountant. All of them qualify as “Independent” members in accordance with the standard set forth in the CNV´s Rules.

None of the proposed alternate members, the law firms they are members of or other members of such law firms have ever been Independent Auditors of Telecom Argentina, and they shall not be proposed to serve in that capacity.

11) Determine the compensation of the Independent Auditors who served during Fiscal Year 2025.

A total compensation for audit services provided by the Independent Auditors of the Financial Statements of Telecom Argentina for Fiscal Year 2025 was approved in the amount of AR$1,735,224,000 (not including VAT), of which AR$1,198,104,000 correspond to audit tasks of the Financial Statements, and AR$537,120,000 for the audit activities conducted in connection with the certification under Section 404 of Sarbanes- Oxley Act.

12) Appoint the Independent Auditors of the financial statements for Fiscal Year 2026.

“Price Waterhouse & Co SRL” was appointed as Independent Auditor of the Financial Statements of Telecom Argentina for the Fiscal Year ending December 31, 2026. Eduardo Alfredo Liacono will serve as the regular certifying accountant, and Ezequiel Luis Mirazon will serve as his alternate.

13) Determine the compensation Independent Auditors of the financial statements for the Fiscal Year 2026.

It was resolved that the compensation of the Independent Auditors of the financial statements for the Fiscal Year 2026 shall be determined by the Shareholders’ Meeting considering the financial documentation for Fiscal Year 2026, delegating to the Audit Committee the determination of the terms and conditions of service, and authorization was granted for the payment of advances on fees to the Independent Auditors, in the amount that the Audit Committee deems reasonable.

14) Consider the budget for the Audit Committee for Fiscal Year 2026 (AR$232,454,485).

The budget for the operation of the Audit Committee for Fiscal Year 2026 was set at the amount of AR$232,454,485.

15) Consideration of the corporate reorganization whereby Telecom Argentina S.A. (“Telecom Argentina”), as absorbing and surviving company, will merge with Teledifusora San Miguel Arcangel S.A. (“TSMA”) (hereinafter, the “Corporate Reorganization” or the “Reorganization”), effective January 1, 2026, in compliance with sections 82 and subsequent of the General Corporate Law, sections 80 and subsequent of the Income Tax Law and the CNV Rules. Consideration of the Individual Special Merger Financial Situation Statement of Telecom Argentina and the Consolidated Special Merger Financial Situation Statement of Telecom Argentina and TSMA, both as from December 31, 2025, with their respective reports of the Supervisory Committees and of the Independent Auditors. Consider the Preliminary Merger Agreement entered into by Telecom Argentina and TSMA on March 10, 2026. Subscription to the Final Merger Agreement. Grant authorizations to request to the regulatory entities any necessary approvals and authorizations and to perform all due submissions and procedures to obtain the corresponding registrations.

The Shareholders approved the corporate reorganization through which Telecom Argentina, as absorbing and continuing company, will merge TSMA, effective January 1, 2026, in compliance with sections 82 and subsequent of the General Corporate Law, sections 80 and subsequent of the Income Tax Law and the CNV Rules; the Individual Special Merger Financial Situation Statement of Telecom Argentina and the Consolidated Special Merger Financial Situation Statement of Telecom Argentina and TSMA, both as from December 31, 2025, with their respective Reports of the Supervisory Committees and of the Independent Auditors; the Preliminary Merger Agreement and the other documents related with the Corporate Reorganization that are detailed in item 15 of the Agenda.

Ms. Natalí Alexia Batica on behalf of the CNV and Certified Public Accountant Eduardo Kupfer on behalf of the Buenos Aires Stock Exchange participated in the Meeting.

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

Item 2

TELECOM ARGENTINA S.A.

LIST OF MEMBERS OF THE AUDIT COMMITTEE, EXTERNAL AUDITORS

AND AUDIT COMMITTEE

In accordance with the resolutions of the Ordinary and Extraordinary General Meeting and Special Meetings of Class “A” and Class “D” Shareholders held on April 29, 2026:

The composition of the Supervisory Committee of Telecom Argentina S.A. is as follows:

AUDIT COMMITTEE: Regular Members: Pablo Andrés Buey Fernández; Pablo Gabriel San Martín; Alejandro Héctor Massa; María Ximena Digón; and Saturnino Jorge Funes; Alternate Members: Javier Alegría; Rubén Suárez; Matías Alejandro Fredriks; María Belén Galindez; and Joaquín Luis De Aduriz.

The members of the Audit Committee shall serve for one fiscal year.

The following were appointed as independent external auditors of the Financial Statements for Fiscal Year 2026:

EXTERNAL AUDITORS: Price Waterhouse & Co. SRL. Dr. Eduardo Alfredo Loiácono will serve as the principal certifying accountant, and Dr. Ezequiel Luis Mirazón as the alternate certifying accountant.

In accordance with the resolution adopted at the Board of Directors meeting held on April 29, 2026, the composition of the Company’s Audit Committee is as follows:

AUDIT COMMITTEE: Carlos Alejandro Harrison (“Financial Expert” of the Audit Committee), Martín Héctor D’Ambrosio, and Ignacio Cruz Moran.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 29, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations